Exhibit (d)(2)

ANNUAL FEE SCHEDULE

(effective June 14, 2018)

As Amended September 4, 2019

Fund	Advisory and Administrative Fee Rate (as percentage of average daily net assets)
BBH Core Select	0.80% on the first $3 billion 0.75% on amounts over $3 billion
BBH Limited Duration Fund	0.30% on the first $1 billion 0.25% on amounts over $1 billion
BBH Partner Fund-International Equity	0.65% on the first $3 billion 0.60% on amounts over $3 billion
BBH U.S. Government Money Market Fund	0.25% on the first $1 billion 0.20% on amounts over $1 billion
BBH Intermediate Municipal Bond Fund	0.40%
BBH Global Core Select	0.95% on the first $3 billion 0.90% on amounts over $3 billion
BBH Income Fund	0.40%
BBH Select Series – Large Cap Fund	0.65% on the first $3 billion 0.60% on amounts over $3 billion